3628

FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOH[redacted]
PART
JGAB

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07022511

March 30, 2007

APR - 3 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

dlw 4/10

45825963.1

FILE NO. 82-5077

FJH

Press Release

FJH continues to make favourable progress in Q1 2007

- **Provisional turnover for Q1 2007 between 14.5 and 15.0 million Euro**
- **Orders on hand continue to develop well**

Munich, 30 March 2007: The Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) presented its audited consolidated financial statements for 2006 at today's analysts and financial statements press conference and reported a pleasing outlook for the current fiscal year. According to provisional estimates by the Executive Board, turnover for the first quarter will be between 14.5 and 15.0 million Euro. With experience showing that the first quarter generally yields less than the average quarterly turnover for FJH AG's financial year, the Executive Board sees this as a positive sign it will be possible to achieve the upper half of its forecast sales target range for 2007 of between 58 and 62 million Euro. This view is corroborated by the continuing pleasing development in orders on hand.

About FJH:

FJH AG is a leading consultancy and software house for the insurance market. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate management as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstraße 65, 80687 München, Germany
Tel. 00 49 (0)89 769 01 7002, Fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com

END